Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Provides Update on Covid-19 and Planned Restart of Mexican Operations

Vancouver - May 12, 2020 - Great Panther Mining Limited (TSX: GPR. NYSE-A: GPL) (“Great Panther” or “the Company”) reports that its Tucano Gold Mine (“Tucano”) in Brazil continues to operate at full capacity with strict COVID-19 mitigation protocols in place, and has not been subject to any government imposed restrictions in response to COVID-19. As previously announced, Great Panther intends to restart operations in Mexico this month in accordance with the Mexican federal government’s announcements of the lifting of restrictions that have suspended mining operations in the country since the start of April.

Great Panther announces two additional employees and one contract employee have tested positive for COVID-19, bringing the company-wide total to five. All affected employees are stable with mild symptoms and remain in isolation monitored by local health authorities.

At Tucano, three employees and one contractor have been diagnosed with COVID-19. As a precautionary measure, 62 employees have been placed on a 10-day leave and six employees have been placed in quarantine. Additionally, 28 individuals deemed high-risk due to age or pre-existing medical conditions, are now working remotely or on leave.

The Topia Mine in Mexico has not experienced any COVID-19 cases and the Company is planning to commence start-up activities on May 18.

At the Guanajuato Mine Complex (GMC) in Mexico, one employee has been diagnosed with COVID-19. The employee was working remotely at the time of the diagnosis.

The restart of operations in Mexico will follow a phased approach based on health guidelines and government regulations in each jurisdiction with appropriate protocols in place to protect the health and safety of the Company’s workforce and communities.

In Peru, the federal government state of emergency and quarantine measures remain in effect until May 24, 2020. The Coricancha Mine is on care and maintenance and is not material to the Company’s operations.

Great Panther places the safety and wellbeing of its personnel and communities as its highest priority and has implemented epidemic plans aligned with local health authorities and the World Health Organization guidelines at all of its operations and offices. These protocols include:

•	Employees able to work from home have been required to do so.
•	All non-essential work and visits to mining operations have been suspended until further notice.
•	Personnel and visitors arriving at sites are subject to medical screening and are required to complete a site-specific medical questionnaire.
•	Operating rosters have been extended to allow for safer medical screening and isolation periods.

•	Increased cleaning and sanitizing procedures have been introduced, especially in frequently visited areas.
•	Protocols have been introduced for the isolation, testing and care of employees showing COVID- 19 symptoms.
•	Mandatory physical distancing practices have been implemented in all working areas and for transportation services.
•	Awareness campaigns to educate all employees, their families and local communities on preventive measures and hygiene best practices continue regularly.

This news release supplements Great Panther’s May 6, 2020 disclosure on the status of COVID-19 at its operations, and the disclosure included in Great Panther’s Q1 2020 MD&A. The Company does not plan to provide further updates on COVID-19 unless there is an event that is expected to have a material impact to its mining operations.

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:
Meghan Brown

Vice President, Investor Relations

tel: 778 899 0518

mobile: 236 558 4485

email mbrown@greatpanther.com
www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding developments related to COVID-19, the impact to the Company’s operating mines in Mexico and Brazil, the duration of government mandated restrictions in Mexico and Peru, and potential cases of COVID-19 at the Company’s corporate offices and mining operations.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, further developments with respect to COVID-19 that may impact the Company’s operations, expectations for the restart of operations in Mexico and that the Company’s Brazilian can continue without any new developments related to COVID-19 that may limit or suspend operations, the potential for unexpected

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, the continuation or the cessation of the directive suspending non-essential activities in Mexico, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3